Exhibit (a)(1)(vii)

This announcement is not an offer to purchase or a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated December 8, 2006, and the related Letter of Transmittal and any amendments or supplements thereto and is being made to all holders of Shares. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. In those jurisdictions where the applicable laws require that the Offer be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Offeror (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

CoTherix, Inc.

at

$13.50 Cash Per Share

by

Curl Acquisition Subsidiary, Inc.,

a wholly owned subsidiary of

Actelion US Holding Company,

a wholly owned subsidiary of

Actelion Ltd.

Curl Acquisition Subsidiary, Inc., a Delaware corporation (“Offeror”) and a wholly-owned subsidiary of Actelion US Holding Company, a Delaware corporation (“Parent”), which is a wholly-owned subsidiary of Actelion Ltd., a corporation organized under the laws of Switzerland (“Actelion”), is offering to purchase all outstanding shares of common stock, $0.001 par value per share (the “Shares”), of CoTherix, Inc., a Delaware corporation (the “Company”), at $13.50 per Share, in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 8, 2006 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON MONDAY, JANUARY 8, 2007, UNLESS THE OFFER IS EXTENDED.

The purpose of the Offer is to acquire control of, and the entire equity interest in, the Company. Pursuant to the Agreement and Plan of Merger, dated November 19, 2006, by and among Parent, Offeror and the Company (the “Merger Agreement”), as soon as practicable after consummation of the Offer and the satisfaction or waiver of certain conditions, Offeror will be merged with and into the Company, and the Company will become a wholly-owned subsidiary of Parent (the “Merger”). Upon the completion of the Merger, each outstanding Share (other than Shares owned by (a) Parent or the Company or any direct or indirect subsidiary of Parent or the Company or (b) stockholders of the Company, if any, who properly exercise their appraisal rights under Delaware law) will be converted into the right to receive the price per share paid in the Offer in cash, without interest.

The board of directors of the Company has unanimously approved the Offer and the Merger and determined that the terms of the Offer and the Merger are fair to, and in the best interests of, the stockholders of the Company and unanimously recommends that stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer.

The Offer is conditioned upon, among other things: (i) there be validly tendered and not withdrawn in accordance with the terms of the Offer prior to the scheduled expiration date of the Offer a number of Shares that, together with the Shares then owned by Parent and Offeror, represents at least a majority of (x) all then outstanding Shares, plus, at the election of Parent, (y) an additional number of Shares determined by Parent in its sole discretion up to the aggregate number of Shares issuable upon the exercise of (1) all outstanding Company options, (2) rights to acquire Shares under the Company’s 2004 Employee Stock Purchase Plan and any other employee stock purchase plan of the Company and (3) other outstanding rights to acquire Shares; (ii) there be no material adverse effect on the Company or its business; and (iii) all waiting periods under Hart-Scott-Rodino Improvements Act of 1976, as amended (the “HSR Act”), having expired or been terminated. The Offer is not conditioned upon Actelion, Parent or the Offeror obtaining financing.

Subject to the parties’ right to terminate the Merger Agreement if the Offer and Merger are not consummated by May 31, 2007 (as such date may be extended by the Company or Parent until July 30, 2007 in the event that all conditions to the Offer have been satisfied other than any waiting period (and extensions thereof) applicable to the transactions under the HSR Act shall not have expired or been terminated or any other antitrust, competition or merger control consents reasonably necessary to permit Offeror to accept for payment and pay for the Shares pursuant to the Offer shall not have been received (or been deemed to have been received by virtue of the expiration or termination of any applicable waiting period) and the failure to obtain such other consents would reasonably be expected to have a material adverse effect on the Company) and the parties’ rights to otherwise terminate the Merger Agreement and Offer pursuant to the terms of the Merger Agreement, the Offer (i) shall be extended by Offeror for successive periods of ten business days each, if any of the conditions to the Offer have not been satisfied or waived as of any then scheduled expiration date for the Offer, until such time as such conditions are satisfied or waived, in order to permit the satisfaction of the conditions to the Offer; or (ii) may be extended by the Offeror for any period if and to the extent required by the applicable rules and regulations of the SEC.

After the expiration of the Offer, if all outstanding Shares have not been tendered, the Offeror may, subject to certain conditions, extend the Offer for a subsequent offering period (a “Subsequent Offering Period”) of between three and twenty business days to permit additional tender of Shares. No withdrawal rights apply to shares tendered during a Subsequent Offering Period, and no withdrawal rights apply during a Subsequent Offering Period to shares previously tendered in the Offer and accepted for payment.

On the terms of and subject to the conditions to the Offer, promptly after the expiration date of the Offer, the Offeror will accept for payment, and pay for, all Shares validly tendered to the Offeror in the Offer and not withdrawn prior to the expiration date of the Offer. For purposes of the Offer, the Offeror shall be deemed to have accepted for payment, and thereby purchased, tendered Shares when, as and if the Offeror gives oral or written notice to Computershare Trust Company, N.A. (the “Depositary”) of its acceptance for payment of the tenders of such Shares. Payment for Shares accepted pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates for such Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company), (ii) a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) and (iii) any other required documents.

Tenders of Shares made pursuant to the Offer may be withdrawn at any time prior to the expiration of the Offer. Thereafter, such tenders are irrevocable, except that they may be withdrawn after January 8, 2007 unless such Shares have been accepted for payment as provided in the Offer to Purchase; provided, however, that there will be no withdrawal rights during any Subsequent Offering Period. For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name in which the certificates representing such Shares are registered, if different from that of the person who tendered the Shares. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered by an Eligible Institution (as defined in the Offer to Purchase), the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution.

If Shares have been tendered pursuant to the procedures for book-entry transfer, any notice of withdrawal must also specify the name and number of the account at The Depository Trust Company to be credited with the withdrawn Shares.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934 is contained in the Offer to Purchase and the related Letter of Transmittal and is incorporated herein by reference.

The Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The Offer to Purchase, the related Letter of Transmittal and the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (which contains the recommendation of the Company’s board of directors and the reasons therefor) contain important information. Stockholders should carefully read these documents in their entirety before any decision is made with respect to the Offer.

Any questions or requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective telephone numbers and addresses set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal and other tender offer materials may be directed to the Information Agent or the Dealer Manager as set forth below, and copies will be furnished promptly at the Offeror’s expense. Stockholders may also contact their broker, dealer, commercial bank, trust company or nominee for assistance concerning the Offer. To confirm delivery of Shares, stockholders are directed to contact Computershare Trust Company, N.A., the Depositary for the Offer, at (781) 575-2332.

The Information Agent for the Offer is:

17 State Street

New York, New York 10004

Banks and Brokers Call: (212) 440-9800 (Call Collect)

All Others Call Toll-Free: (866) 647-8873

E-mail: Actelion@Georgeson.com

The Dealer-Manager for the Offer is:

745 Seventh Avenue

New York, New York 10019

Call Toll-Free: (888) 610-5877

December 8, 2006